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                                                                    EXHIBIT a(3)

                                [BROOKDALE LOGO]

                                                                  August 1, 2000

Dear Stockholder:

     On July 26, 2000, Brookdale Living Communities, Inc. (the "Company"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress"), Fortress Brookdale Acquisition LLC, a Delaware limited liability company (the "Purchaser") owned by Fortress, Health Partners, a Bermuda exempted partnership, and FBZ Acquisition Corp., a Delaware corporation ("Acquisition Sub"), entered into an Agreement and Plan of Merger providing for the acquisition of any and all of the Common Stock, par value $0.01 per share, of the Company not already owned by the Purchaser at $15.25 per share in cash.

     The Purchaser has today commended a cash tender offer for any and all of the issued and outstanding shares of Common Stock of the Company not already owned by the Purchaser at a price of $15.25 net per share. The Agreement and Plan of Merger provides that, following the tender offer, Acquisition Sub will merge with and into the Company with the Company as the surviving corporation, and any remaining shares of Common Stock of the Company will be converted into the right to receive $15.25 per share in cash, without interest.

     At a meeting on June 30, 2000, the Company's Board of Directors (the "Board"), based on, among other things, the unanimous recommendation of the Committee of Independent Directors of the Board, consisting entirely of non-management directors (the "Independent Committee"), (1) has approved the Agreement and Plan of Merger and the transactions contemplated thereby, including the tender offer and the merger, (2) has determined that the tender offer and the merger are fair to and in the best interests of the Company's stockholders and (3) recommends that the Company's stockholders accept the tender offer and tender their shares pursuant to the tender offer.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials of the Purchaser and Schedule 14D-9 of the Company. Included as Annex B to the Company's Schedule 14D-9 is the written opinion, dated July 26, 2000, of Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Independent Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $15.25 to be received in the tender offer and the merger, taken as a whole, by the holders of shares of the Common Stock of the Company was fair, from a financial point of view, to such holders, other than Purchaser and its affiliates.

     Enclosed for your consideration are copies of the Purchaser's tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

     On behalf of the Board of Directors,

                                            Sincerely,

                                            [SIG]
                                            Mark J. Schulte
                                            Chairman of the Board, President &
                                            Chief Executive Officer

                                  [Brookdale]